Exhibit 99.103

MANAGEMENT DISCUSSION & ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2021

Vox Royalty Corp.

Management Discussion & Analysis

For the year ended December 31, 2021

Effective Date

This Management Discussion and Analysis (“MD&A”) is prepared as of April 26, 2022. It contains certain forward-looking statements that involve known and unknown risks and uncertainties which are beyond the control of the Company. Readers should read the sections of this MD&A entitled “Risk Factors” and “Forward Looking Information”. This MD&A should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2021, in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board.

Management is responsible for the preparation of the consolidated financial statements and this MD&A. All dollar figures in this MD&A are expressed in United States dollars, unless stated otherwise.

Table of Contents

Effective Date	2
Table of Contents	2
Overview	3
Highlights for the Three Months and Year Ended December 31, 2021	3
COVID-19 Pandemic	9
Outlook for 2022	9
Asset Portfolio	9
Summary of Annual Results	12
Summary of Quarterly Results	12
Liquidity and Capital Resources	14
Off-Balance Sheet Arrangements	15
Commitments and Contingencies	15
Related Party Transactions	16
Changes in Accounting Policies	16
Recent Accounting Pronouncements	16
Outstanding Share Data	17
Critical Accounting Judgements and Estimates	17
Financial Instruments	17
Internal Controls Over Financial Reporting	19
Risks and Uncertainties	20
Forward-Looking Information	26
Third-Party Market and Technical Information	27

Abbreviations Used in This Report

Abbreviated Definitions
Periods Under Review		Interest Types		Currencies
Q4 2021	The three-month period ended December 31, 2021	“NSR”	Net smelter return royalty	“$”	United States dollars
Q3 2021	The three-month period ended September 30, 2021	“GRR”	Gross revenue royalty	“A$”	Australian dollars
Q2 2021	The three-month period ended June 30, 2021	“FC”	Free carry	“C$”	Canadian dollars
Q1 2021	The three-month period ended March 31, 2021	“PR”	Production royalty
Q4 2020	The three-month period ended December 31, 2020	“GPR”	Gross proceeds royalty
Q3 2020	The three-month period ended September 30, 2020	“GSR”	Gross sales royalty
Q2 2020	The three-month period ended June 30, 2020	“FOB”	Free on board
Q1 2020	The three-month period ended March 31, 2020

Vox Royalty Corp.

Management Discussion & Analysis

For the year ended December 31, 2021

Overview

Vox Royalty Corp. (“Vox” or the “Company”) is a mining royalty and streaming company focused on building a portfolio of royalties and streams across a diverse mix of precious metals assets. Vox has a unique mandate to opportunistically acquire royalties and streams on quality assets at attractive prices over a diverse portfolio of underlying hard rock commodities including precious metals, base and battery metals as well as certain bulk commodities. Precious metals assets currently make up over 70% of the assets underlying the Company’s royalties and streams by royalty count.

The Company was established in 2014 and has since built unique intellectual property, a technically focused transactional team and a global sourcing network which has allowed Vox to become one of the fastest growing companies in the royalty sector. Since the beginning of 2019, Vox has announced over 20 separate transactions to acquire over 45 royalties.

The Company’s common shares trade on the TSX Venture Exchange under the ticker symbol “VOX”, and on the OTCQX under the symbol “VOXCF”. Further information on Vox can be found at www.voxroyalty.com.

The following table shows the Company’s asset count as of the date of this MD&A:

Asset stage	Current
Producing	5
Development(1)	17
Exploration	34
Total	56

(1)	Development assets include the following stages: feasibility completed, care & maintenance, toll-treatment, based on public filings.

Highlights for the Three Months and Year Ended December 31, 2021

Financial and Operating

-	Q4 2021 royalty revenues of $574,214 and record annual revenues of $3,651,717 for the year ended December 31, 2021;
-	Increased producing royalty count from two at the end of 2020 to five as at December 31, 2021;
-	Operating cash flows of $417,973 and a record of $768,346 for the three months and year ended December 31, 2021;
-	Gross profit of $199,656 and a record of $2,679,125 for the three months and year ended December 31, 2021;
-	Strong balance sheet position at year end, including:
○	Cash on hand of $5,064,802;
○	Working capital of $6,209,207;

○	Total assets of $27,305,421;
-	Commenced trading on the OTCQX on August 10, 2021 and obtained DTC (Depository Trust Company) eligibility during the year; and
-	The Company purchased and cancelled 758,400 common shares during calendar year 2021 pursuant to its normal course issuer bid program (“NCIB”), at an average share price of C$2.95.

Subsequent to year end:

-	Vox received its first monthly royalty payments from its Segilola gold royalty in Nigeria;
-	Vox released its inaugural Asset Handbook for best practice investor transparency;
-	Announced that Vox submitted an initial application to list its common shares on The Nasdaq Stock Market; and
-	Appointed Ernst & Young LLP as its independent registered public accounting firm.

Financing

On March 25, 2021, Vox completed an overnight marketed public offering (the “Offering”), through a syndicate of underwriters co-led by BMO Capital Markets and Cantor Fitzgerald Canada Corporation, and including Stifel Nicolaus Canada Inc. and Red Cloud Securities Inc. (collectively, the “Underwriters”). The gross proceeds of the Offering prior to deducting commission and expenses was C$16,847,298 ($13,364,507). The Company issued 5,615,766 units (consisting of one ordinary share of the Company and one half of one share purchase warrant of the Company; together, a “Unit”) at a price of C$3.00 per Unit, which included the Underwriters’ partial exercise of an over-allotment option to acquire an additional 615,766 Units. Each whole warrant will be exercisable to acquire one ordinary share of the Company for a period of 36 months at an exercise price of C$4.50 per warrant. In consideration for services provided in connection with the Offering, the Underwriters received a cash commission equal to 6.0% of the gross proceeds of the Offering.

Royalty Acquisitions

On January 21, 2021, Vox completed the acquisition of a portfolio of five royalties from Breakwater Resources Ltd. and its affiliates (“Breakwater”). The total consideration paid to Breakwater was C$1,204,153 ($951,805), consisting of cash of C$400,001 (314,954) and the issuance of 252,878 common shares of the Company, valued at C$804,152 ($636,851).

Vox Royalty Corp.

Management Discussion & Analysis

For the year ended December 31, 2021

On March 12, 2021, Vox completed the acquisition of a portfolio of three royalties from Gibb River Diamonds Ltd. (“Gibb River”). The total consideration paid to Gibb River was A$325,000 ($251,408), paid in cash.

On March 30, 2021, Vox completed the acquisition of a portfolio of two royalties from Horizon Minerals Limited (“Horizon”). The upfront consideration paid to Horizon was A$4,000,000 ($3,056,607), paid in cash. A further payment of A$3,000,000 is payable, in cash or shares, at the Company’s sole discretion, on the satisfaction of certain future production milestones.

On April 8, 2021, 2021, Vox made a cash payment of A$1,782,032 ($1,357,731) to Mineral Resources Limited (“MRL”) to extinguish the outstanding balance of the Koolyanobbing royalty advance payment.

On May 25, 2021, Vox completed the acquisition of the Bullabulling gold royalty from a private Australian-registered entity (“Bullabulling Vendor”). The upfront consideration paid to the Bullabulling Vendor was A$1,200,000 ($931,308), paid in cash. Two milestone payments (A$500,000 in each case) become payable on the satisfaction of certain future permitting and production milestones. Each milestone payment may be paid (i) 100% in cash or (ii) 50% in cash and 50% in common shares of Vox, at the Company’s sole discretion.

On June 7, 2021, Vox completed the acquisition of the South Railroad gold royalty from a group of private individuals. The upfront consideration paid to the private individuals was $1,980,000, paid in cash. In addition, a cash finders’ fee of $99,000 was paid to a private entity.

On June 11, 2021, Vox entered into a royalty purchase and sale agreement with Golden Cross Resources Ltd. (“Golden Cross”) to acquire the Brightstar Alpha royalty. The total purchase price paid to Golden Cross was A$50,000 in cash.

On June 30, 2021, the Company entered into binding agreements with Titan Minerals Ltd. (“Titan”) to acquire a portfolio of four royalties. The total purchase price paid to Titan was $1,000,000 in cash.

Subsequent to December 31, 2021:

-	On January 17, 2022, Vox entered into a royalty sale and purchase agreement with a private South African registered company (the “SA Vendor”) to acquire two royalties. The royalties include a 1.0% gross receipts royalty over the Dwaalkop Project and a 0.704% gross receipts royalty over the Messina Project, which collectively cover the full extent of the Limpopo PGM Project (“Limpopo”) operated by Sibanye Stillwater Ltd. The upfront consideration issued to the SA Vendor will be C$1,500,000 in common shares, subject to the approval of the TSX Venture Exchange. The Company will make additional cash payments or issue additional common shares (at Vox’s sole election) of up to C$8,900,000 upon achievement of certain production milestones at Limpopo.
-	On April 26, 2022, Vox entered into a sale and purchase agreement with a subsidiary of Nuheara Limited (“Terrace Gold”), to acquire all of Terrace Gold’s rights and interests in an agreement with Lumina Copper S.A.C, which includes the right to receive the El Molino royalty. The upfront consideration issued to Nuheara Ltd. will be US$50,000 in common shares of the Company, subject to the approval of the TSX Venture Exchange. A further payment of US$450,000 is payable, in cash or common shares of the Company (at the Company’s sole election), following the registration of the El Molino royalty rights on the applicable mining title in Peru and the satisfaction of other customary completion conditions.

Graphite Royalty Sale

On June 30, 2021, the Company entered into a definitive royalty sale and purchase agreement with Electric Royalties Ltd. (“Electric”) whereby Electric agreed to acquire two graphite royalties from Vox for total consideration of C$2,900,000, consisting of C$2,850,000 in common shares of Electric (the “Electric Shares”) and a C$50,000 cash non-refundable exclusivity payment. The Company received 7,270,408 Electric Shares on August 13, 2021.

The Company recognized a gain on sale of the two graphite royalties of $2,030,700.

Development of Royalty Assets

During the year ended December 31, 2021, the Company’s operating partners continued to explore, develop, and expand the projects underlying the Company’s royalty assets.

Key development news for Q4 2021 is summarized as follows:

•	On October 5, 2021, Thor Explorations Ltd. (“Thor”) announced that commercial production had been achieved at the Segilola Gold mine, highlighting: (i) first gold pour in July 2021; (ii) the mine is fully operational and operating at the target daily mine production rate; and (iii) the process plant is operating in-line with its design throughput capacity of 715,000 tonnes per annum.

•	On October 5, 2021, Kalamazoo Resources Limited (“Kalamazoo”) announced that it had completed its 14,772m drill program at the Ashburton gold project and that it plans to commence an extensive drill program at Ashburton in early 2022.

•	On October 21, 2021, Quantum Graphite Limited (“Quantum”) announced that is had successfully completed its Eastern Conductor drilling program. The program represents extensional drilling immediately to the east of the proposed Uley 2 open pit. The option of extending Uley 2 to the east has a number of advantages including the speedy pathway to a very low-cost extension of the Uley 2 open pit.

Vox Royalty Corp.

Management Discussion & Analysis

For the year ended December 31, 2021

•	On October 25, 2021, Corazon Mining Limited (“Corazon”) announced a 20% resource upgrade at the Lynn Lake nickel project. The upgraded resource has been confirmed from just three of the six deposits that make up the existing Lynn Lake resource, demonstrating the potential for significant further resource expansion within the historical producing mine centre.
•	On October 26, 2021, Silver Mines Limited (“Silver Mines”) announced that drilling is to continue into 2022 with four diamond rigs operational targeting a maiden underground mineral resource and scoping study of underground mining scenarios.
•	On November 8, 2021, Karora Resource Inc. (“Karora”) announced that at Higginsville, resource definition drilling during Q3 2021 was focused on supporting life of mine objectives for the three active mining operations, including testing extensions to the Hidden Secret open pit and Mousehollow Mineral Resource, with results expected before the end of Q4 2021.
•	On November 10, 2021, Gold Standard Ventures Corp. (“GSV”) announced the South Railroad feasibility study would be completed in Q1 2022, with in-fill drilling results at Pinion indicating the possibility of converting approximately 350,000 contained ounces of gold for inclusion in the feasibility mine plan and expected timing of the Record of Decision permit is anticipated to be in Q1 2023. GSV also clarified that they anticipate commencing the construction capital financing process in conjunction with the release of the feasibility study in Q1 2022.
•	On November 18, 2021, Quantum announced a maiden mineral resource estimate for the Uley 3 deposit.
•	On December 8, 2021, Develop Global Limited (“Develop”) announced it completed a 20,000m, A$10M drilling program at Sulphur Springs, with preliminary results showing outstanding infill drilling results, which point to a significant increase in the Indicated Resource. The strength of the results has prompted Develop to start a review of the mine plan to consider the merits of establishing an underground operation ahead of the open pit. Develop plans to complete a strategic review of the mine plan by the middle of 2022.

Subsequent to the end of Q4 2021, the following key development news flow was released:

•	On January 18, 2022, Silver Mines announced that it has four drill rigs on site continuing a 30,000m diamond drilling program. The results from this drilling program will form the basis for a mineral resource estimate as part of a Scoping Study of underground mining scenarios.
•	On January 20, 2022, Kalamazoo announced that planning is underway for extensive Phase III drilling and exploration program to commence in early 2022.
•	On January 25, 2022, Black Cat Syndicate Limited (“Black Cat”) announced that it was granted a Work Approval Permit for the construction of the planned 800ktpa processing facility at Majestic. The only outstanding permit required for mine development and mill construction is the Tailings Storage Facility mining proposal.
•	On February 10, 2022, Develop announced that the results from its most recent drilling program point to a substantial conversion of Inferred to Indicated Resource classification. The upgrade in resource classification will pave the way for Develop to update reserves, mine development plans, project costings and to finalize funding options. The updated resource is scheduled for mid-2022.
•	On February 23, 2022, GSV announced the following feasibility study results for the South Railroad gold project in Nevada:
○	After-tax IRR of 62% and NPV5 of US$487M at Spot Gold Price (US$1,899.20 per ounce) and after-tax IRR of 44% and NPV5 of US$315M at US$1,650 per ounce gold (“Base Case Gold Price”);
○	Payback of 1.6 years at Spot Gold Price and 1.9 years at Base Case Gold Price;
○	29% increase in Mineral Reserves to 1.6 million gold ounces;

○	10.5-year operating life with total gold production of over 1 million ounces, with an average gold production of 152,000 ounces over the first four years;
○	Launch of construction financing process, targeting 75% from non-equity sources, to be completed this year in advance of final construction permits; and
○	Orion Mine Finance to provide Gold Standard Ventures with a term sheet of up to $200 million to support the construction of the South Railroad Project.
•	On February 23, 2022, Alamos Gold Inc. (“Alamos”) announced that the total capital budget for Lynn Lake in 2022 is $14M, including $11M for development activities and $3M for exploration. The development activities will be focused on environmental work in support for permitting detailed engineering and other site access upgrades. The approval of the Environmental Impact Statement (“EIS”) for the project is expected in the second half of 2022, following which Alamos expects to make a construction decision.
•	On March 16, 2022, Norwest Minerals Limited (“Norwest”) announced:
○	The Bulgera gold resource estimate increased 113% to 5.1Mt @ 1.2g/t gold for 200,130 ounces;
○	RC and diamond drilling conducted in 2021 intersected wide zones of gold mineralisation to extend the main lode beyond 500m down dip of the shallow Bulgera open pit;
○	Bulgera gold mineralisation has high recovery (up to 98%) and low-cost processing characteristics; and
○	Norwest is to commence deep reverse circulation (“RC”) drilling for additional gold bearing shear zones in the highly mineralized Bulgera gold project area.
•	On March 20, 2022, in the Zijin Mining Group Co., Ltd. (“Zijin”) 2021 annual report it announced that the application for permits and licenses of the Binduli North project has been completed, project construction is fully underway and approximately A$160M (RMB 0.757 billion) of the total Binduli expansion budget of A$462M (Binduli North and South) has been invested by Zijin as at December 31, 2021. It is anticipated that the project will complete construction and commence production from the Binduli North portion of the Janet Ivy project in the second half of 2022.

Vox Royalty Corp.

Management Discussion & Analysis

For the year ended December 31, 2021

•	On March 24, 2022, ValOre Metals Corp. (“ValOre”) announced an updated NI 43-101 resource estimate for the Pedra Branca platinum group elements project, with highlights including:
○	2,198Koz palladium + platinum + gold (“2PGE+AU”) in 63.6Mt grading 1.08g/t 2PGE+AU;
○	106% increase to the 2019 inferred mineral resource;
○	C$6.1M spent on exploration and development since the 2019 resource;
○	17,434m have been drilled since 2019;
○	Extensive growth potential remains at Massapê, Santo Amaro, Trapia, and Cedro, in addition to advanced exploration targets property-wide; and
○	Regional exploration by Trado drilling continues to advance new prospects to RC or core drill targets.
•	On March 29, 2022, Genesis Minerals Limited (“Genesis”) announced a substantial resource update for the Ulysses/Leonora gold project, with highlights including:
○	Total Mineral Resource at Leonora has grown to 2.0Moz, up 409,000oz or 25% from 1.6Moz as at March 31, 2021;
○	Recent shallow Puzzle North discovery contributed maiden resource of 6.1Mt @ 1.2g/t for 232,000oz, with further growth anticipated;
○	Total combined Puzzle North and Puzzle resource stands at 5,765Kt @ 1.1g/t for 204,000oz Indicated and 2,950Kt @ 1.1g/t for 107,000oz Inferred at a 0.5g/t cut-off grade;
○	Exploration in 2022 will target depth and strike extensions to Puzzle and Puzzle North, including the untested “Puzzle Gap”; and
○	Metallurgical test work has been carried out as part of the Leonora feasibility study at Puzzle North and Puzzle confirming that the ore is amenable to conventional cyanide leaching. Ongoing test work by Genesis has confirmed gold recoveries from primary ore to be ~90% to 95%.

Key earlier development news for the first nine months of 2021 is summarized as follows:

•	On January 27, 2021, Kalamazoo announced positive drilling results and stated that over the next 12-24 months, it aims to substantially increase the JORC 2012 Mineral Resource Estimate of 20.8Mt @2.5g/t Au for 1.65Moz and advance project development at the Ashburton gold project.
•	On January 28, 2021 and February 19, 2021, Silver Mines released significant high-grade drilling results from the Bowdens Silver Northwest High-Grade Zone.
•	On January 29, 2021, Silver Mines shared in their quarterly report that the Bowdens silver project Environmental Impact Statement was placed on an eight-week public exhibition which concluded during the September 2020 quarter. From the exhibition process, Silver Mines received no objections to the Bowdens silver project from any Government agencies.
•	On February 16, 2021, Jangada announced a positive Preliminary Economic Assessment for the Pitombeiras vanadium project, including the first trial production anticipated for Q1 2022.
•	On February 18, 2021, Hecla Mining Company (“Hecla”) announced that at the Montanore project, the Kootenai National Forest’s Final Supplemental EIS and Record of Decision are expected later in 2021.
•	On February 24, 2021, Kalamazoo announced further positive drilling results and is planning a ~15,000 to ~20,000 metre drill campaign for the upcoming field season, commencing in Q2 2021.
•	On February 24, 2021, Venturex announced a recapitalization plan for the company, including binding commitments to raise A$14 million of cash through an equity placement. The proceeds of the equity raise are intended to be used to fund development activities for the Sulphur Springs project along with corporate and general working capital.
•	On March 10, 2021, Venturex announced commencement of key work programs to advance Sulphur Springs to a final investment decision, with all critical path items and project engineering works scheduled. Venturex also disclosed that drilling to upgrade the inferred open pit resources is due to commence in May 2021.
•	On March 18, 2021, Metalicity Limited (“Metalicity”) announced that it had drilled 12 holes for 3,043 metres at the historical Cosmopolitan Gold Mine with assay results expected over the coming weeks.
•	On March 19, 2021, Jangada announced that it had submitted an application to the Brazilian National Mining Agency to obtain a trial mining licence that, once approved, will allow for the extraction of 300,000 tonnes of Ferrovanadium-bearing material per year from Jangada’s exploration licenses with the purpose of continuing to evaluate the technical aspects and economic benefits of the Pitombeiras Project.
•	On March 26, 2021, Black Cat announced that it exercised its option to acquire a 1.5 million tonnes per annum (“Mtpa”) milling facility inclusive of associated equipment. The processing facility will be located near the Imperial/Majestic deposit.
•	On March 24, 2021, Silver Mines reported that it has submitted its Mining Lease Application for the development of the Bowdens silver project and is currently completing its EIS response to submissions to The New South Wales Department of Planning, Industry and Environment, as part of the final stages of the approvals process.
•	On March 29, 2021, Thor reported total probable reserves of 517,800 ounces at 4.02g/t, representing a 28% increase over the March 2019 Segilola Definitive Feasibility Study.
•	On April 9, 2021, Genesis announced that it had defined a promising new prospect at Puzzle North (located 700m north of the Puzzle deposit) with positive shallow drilling results. At the Puzzle deposit they had strong assays returned from limited recent resource upgrade drilling.
•	On April 12, 2021, ValOre announced the commencement of their 2021 Exploration Program, which included a fully funded and permitted 8,000m drilling program focused on undrilled new discovery, pre-resource target advancement and resource expansion.

Vox Royalty Corp.

Management Discussion & Analysis

For the year ended December 31, 2021

•	On April 15, 2021, Venturex announced that approval from the Department of Mines, Industry Regulation and Safety were received for their Project Management Plan on April 9, 2021, allowing the upgrade of a 7.6km access road to the Sulphur Springs mine site as an early critical-path item for the project’s development. An 8-week program of geotechnical drilling for the Sulphur Springs Tailings Storage Facility commenced on April 14, 2021, which will enable submission of a Mining Proposal / Mine Closure Plan and Works Approval application, the final two key approvals required for project development to proceed.
•	On April 22, 2021, Genesis announced that it received firm commitments for a A$10M equity raise plus an additional A$1M to be raised under a Share Purchase Plan to advance exploration activities, finalise a Feasibility Study and progress Genesis’ Ulysses Project towards a development decision in Q4 2021. A planned 40,000m RC and diamond drilling program will focus on resource growth across Genesis’ multiple projects, including the royalty-linked Puzzle North deposit. A 25,000m aircore drilling program will also commence in the June quarter to focus on the 15km of strike of the Ulysses-Orient Well corridor and the 6km strike of the royalty-linked Puzzle granite-greenstone contact.
•	On April 28, 2021, Alamos announced that it continues to advance permitting of the Lynn Lake project, with approval of its EIS expected in mid-2022, following which, Alamos expects to make a construction decision.
•	On April 30, 2021, Black Cat announced that during the first quarter of 2021 1,913m of drilling across 28 holes was completed at the royalty-linked Trump deposit.
•	On April 30, 202, Norwest announced it completed 5,000m of RC drilling during the first calendar quarter of 2021, which was designed to test for high-grade gold mineralisation extending below the historical Bulgera and Mercuri open pits;
•	On May 3, 2021, Kalamazoo announced that its Phase 2 drilling program of 12,000m at Kalamazoo is underway, which will focus on increasing the resource base from the current JORC 2012 Mineral Resource Estimate of 20.8Mt @2.5g/t Au for 1.65Moz.
•	On May 4, 2021, Jangada announced additional drilling results and an updated mineral resource and Preliminary Economic Assessment (“PEA”) timing. 22 drill holes for 1,466m were completed with 18 holes intersecting vanadiferous titanomagnetite mineralization. An upgraded and expanded Mineral Resource Estimate and revised PEA are scheduled for completion in Q3 2021.
•	On May 5, 2021, Black Cat announced that it has received firm commitments for an approximate A$20M equity raise. The funds raised will be applied to extension and exploration drilling, mill equipment purchases, feasibility studies and other working capital. The equity raise forms part of Black Cat’s rapid start-up strategy for its Kal East Gold Project, which includes the Bulong royalty-linked deposits at the Myhree Mining Centre (Myhree, Boundary, Trump and Strathfield deposits).
•	On May 11, 2021, Norwest announced that final gold assay results from the first quarter drilling resulted in new high-grade gold intersections.
•	On May 14, 2021, Silver Mines announced high grade drill results, establishing the Bowdens Silver “Aegean Zone” as a significant target for underground mining scenarios. In addition, drilling results to the north of the Main Zone and close to surface, confirmed that the Main Zone remains open to the northwest of the current Ore Reserve.
•	On May 18, 2021, Silver Mines announced that based on recent drilling success, which has resulted in the identification of new silver feeder veins, the decision was made to substantially expand drilling activity at Bowdens Silver with a 30,000m program with four rigs currently operational on site. The expanded drilling program is to continue until at least the end of 2021.
•	On May 26, 2021, Corazon announced that it has engaged international mining consultants, Palaris, to undertake mining studies for the potential recommencement of mining operations at Lynn Lake (Nickel).
•	On June 14, 2021, Karora announced a new partnership with The Net Zero Company to commit to and to implement a pathway to becoming one of the world’s first net zero greenhouse gas junior mining companies.
•	On June 15, 2021, Genesis announced RC drilling continued to confirm the potential to grow all key deposits which form the Ulysses Gold Project, including the royalty-linked Puzzle North deposit. The Puzzle North deposit has also been expanded with significant new shallow results, which are some of the most outstanding drilling results ever reported by Genesis in the history of the Ulysses Project.
•	On June 15, 2021, Metalicity announced that it has received firm commitments for a A$3,000,000 equity raise. The funds raised will be used to advance the Kookynie gold project, continue to develop its maiden JORC resource estimate (including royalty-linked McTavish deposit), together with providing working capital and funding for potential new opportunities.
•	On June 16, 2021, Jangada announced an updated resource estimate at the Pitombeiras North and South targets, including a 221% increase in measured and indicated resources, and an updated PEA to be completed in the third calendar quarter of 2021.
•	On June 28, 2021, Karora announced Phase 1 and Phase 2 expansion plans at the Higginsville project. Phase 1 expansion plans are to increase the mill from 1.4Mtpa to 1.6Mtpa and Phase 2 expansion plans are to increase the throughput rate to 2.5Mtpa by 2024. Once completed, the mill expansion would provide optionality to blend Paleochannel material with material from Karora’s other mines.
•	On June 28, 2021, Jangada announced that the Brazilian National Mining Agency has granted a trial mining license for the Pitombeiras project. The trial mining license allows for the extraction of up to 300,000 tonnes of Ferrovanadium bearing material per year from Jangada’s exploration licenses with the purpose of continuing to evaluate the technical aspects and economic benefits of the project.
•	On June 28, 2021, Tartisan Nickel Corp. announced that it had commenced a 10,000m drill program with two diamond drill rigs and that it anticipates having an updated Preliminary Economic Assessment completed for the Kenbridge nickel project during Q3 2021.
•	On July 1, 2021, Genesis announced a 7,500m drill program is planned at the Puzzle North discovery and the Puzzle deposit (both royalty-linked) over the next three months to in-fill and extend known mineralisation.
•	On July 8, 2021, Metalicity announced that final assays from recent drilling at the McTavish prospect has returned some of the best high-grade results at the project to date. Metalicity is planning to prioritize McTavish and the 2km of untested strike between McTavish and Leipold in its next exploration efforts and in due course, plans to release its Maiden JORC 2012 Mineral Resource Estimate for the royalty-linked McTavish Prospect.

Vox Royalty Corp.

Management Discussion & Analysis

For the year ended December 31, 2021

•	On July 8, 2021, Black Cat announced that approval to develop the underground mine at Majestic has been received. This means that the two initial mines (Myhree open cut and Majestic underground) are on schedule for initial development in mid-2022. In addition, Black Cat received approval for the construction of the processing facility at the Majestic Mining Centre and that a 10,000m drill program is planned for the royalty-linked Myhree Mining Centre in the second half of calendar 2021. This royalty-linked drilling includes grade control drilling at Myhree open pit and Boundary open pit, and resource definition drilling at Myhree underground, Queen Margaret and Anomaly 38.
•	On July 19, 2021, Thor announced that it has commenced the commissioning of its gold processing plant following the successful turning of the mills at its Segilola Gold project. On July 30, 2021, Thor confirmed that they had completed their first gold pour at Segilola.
•	On July 22, 2021, Evolution Mining Limited announced that it entered into an agreement with Northern Star Resources Limited (“Northern Star”) to acquire Northern Star’s Kundana gold assets for A$400,000,000. Included in this asset acquisition is the West Kunduna Joint Venture tenements, which host a sliding scale 1.5% to 2.5% NSR held by Vox.
•	On July 28, 2021, Alamos announced that during the second quarter of 2021, 9,396m of drilling was completed at Lynn Lake, across the partially royalty-linked MacLellan deposit and non-royalty linked deposits.
•	On July 28, 2021, Black Cat announced that during the June 2021 quarter they had completed 120 RC grade control drill holes for a total of 4,315m drilled at the Myhree open pit deposit, with results expected in September 2021.
•	On July 29, 2021, Venturex Resources Limited (“Venturex”) announced that it had commenced a A$10,000,000 drill program at Sulphur Springs, with the aim of upgrading the majority of the Inferred Resources to the Indicated category. This will significantly de-risk the project, enabling Venturex to advance funding options. In addition, Venturex will undertake a significant drill program to test for extensions to the known resource and mineralisation boundaries. A resource update is anticipated in the first half of 2022 and a target to complete the remaining project approvals by the end of 2022.
•	On July 29, 2021, Jangada Mines plc (“Jangada”) announced a 45% resource upgrade at the Pitombeiras project, a Definitive Feasibility Study will be issued during Q3 2021 and that they intend to proceed to mine development, with first production as early as the first half of 2022.
•	On August 1, 2021, Zijin announced that construction had commenced at Janey Ivy expansion project Binduli North for a total capital cost of the combined Binduli South and North expansion of A$462 million. Investment in the project during the first half of 2021 was RMB 0.43B (A$90 million).
•	On August 3, 2021, Thor announced completion of its first gold pour from its Segilola Gold Mine in Nigeria.
•	On September 3, 2021, Aurenne Group Pty Ltd. and engineering firm GR Engineering Services Ltd. (“GR Engineering”) announced that GR Engineering had executed an engineering, procurement and construction contract with Aurenne Alt Resources Pty Limited in relation to the Mt Ida gold project. The total project cost is estimated at approximately A$73 million and work is expected to start immediately.
•	On September 13, 2021, GSV announced it completed 20 RC drill holes at the Dark Star gold deposit, with objectives of targeting conversion of inferred resources to measured and indicated, testing zones of gravels east of Dark Star Main for suitability as over-liner on the proposed heap leach pad and assessing pit wall stability and design. Additional work on the South Railroad feasibility study is ongoing, comprising technical trade-off studies, metallurgical testwork and in-fill drilling at the pinion deposit, with the goal of adding +300,000 ounces of royalty-linked contained gold to existing mineral reserves in the mine plan, to be known as “Pinion Phase 4”.
•	On September 16, 2021, Black Cat announced it had drilled 65,000m to date in 2021 and intended to drill a further ~30,000m before the end of the year, with drilling focussed on a mix of discovery, resource growth and ore reserve conversion across Kal East, including the royalty-linked Myhree deposit.
•	On September 22, 2021, Genesis announced an equity funding package totalling A$20.8M and appointment of former Saracen Mineral Holdings and Northern Star Resources Managing Director Raleigh Finlayson as Genesis Managing Director. According to Genesis, Raleigh Finlayson will subscribe for A$7M of the funding package personally. The funds raised will be used to grow Genesis’ Ulysses gold project in Western Australia through aggressive exploration, prioritising the Ulysses, Puzzle and Admiral deposits following recent drilling success, advance ongoing feasibility studies, and pursue other strategic opportunities that emerge.
•	On September 23, 2021, Norwest announced it recently completed metallurgical tests on three gold bearing composite samples collected from RC holes which results showed very high gravity and leach recoveries, fast leach kinetics and low cyanide and lime consumption. Norwest’s CEO, Mr. Charles Schaus commented: “Diamond drilling to test the new high-grade gold zone is expected to reveal an enormous amount of information concerning the lode-scale geology and controls on the gold mineralisation. Importantly, a deep diamond drill intersection similar to those encountered up-dip by RC drilling would be a significant step in understanding the magnitude of this high-grade gold discovery. In addition, the preliminary metallurgical work on Bulgera gold RC chips indicates potential for high gold recoveries from a simple low-cost processing circuit”.
•	On September 30, 2021, Jangada announced that it has appointed an independent engineering advisory company to prepare a NI 43-101 compliant definitive feasibility study, which is expected to be completed in Q4 2021.

Normal Course Issuer Bid

On November 18, 2021, the Company renewed its NCIB, allowing the Company to purchase up to 1,968,056 common shares during the period of November 19, 2021 through November 18, 2022. The NCIB provides the Company with the option to purchase its common shares for cancellation from time to time. During the year ended December 31, 2021, the Company purchased and cancelled 758,400 common shares (of which 735,200 common shares were purchased pursuant to the prior NCIB), purchased at an average share price of C$2.95.

Vox Royalty Corp.

Management Discussion & Analysis

For the year ended December 31, 2021

COVID-19 Pandemic

In March 2020, the World Health Organization declared a global pandemic related to COVID-19. The current and expected impacts on global commerce are anticipated to be far reaching. To date there has been significant volatility in the stock market and in the commodity and foreign exchange markets, restrictions on the conduct of business in many jurisdictions and the global movement of people and some goods has become restricted. In the current environment, estimates and assumptions about future production, commodity prices, exchange rates, discount rates, future capital expansion plans and associated production implications at the underlying mines and other interests in which the Company holds a royalty or stream interest are subject to greater variability than normal, which could significantly affect the valuation of our assets, both non-financial and financial. As at December 31, 2021, the Company has not recorded any adjustments related to the COVID-19 pandemic.

Outlook for 2022

Production Stage Assets

Vox has increased its producing royalty asset count within its existing portfolio from two at the end of Q4 2020 to five by the end of 2021 (excluding the divested Graphmada graphite royalty). For 2022, Vox anticipates that the following potential additions will supplement its current producing royalty asset count:

•	Janet Ivy (Binduli North expansion): A$0.50/t production royalty in Western Australia, covering the Janet Ivy gold mine. The Binduli North expansion is expected to commence production in the second half of 2022;

•	Otto Bore: 2.5% net smelter royalty (42Koz – 100Koz) in Western Australia, covering Northern Star’s Otto Bore deposit that is planned to be processed at the nearby Thunderbox gold operations. Mining is expected to commence in late 2022;

•	Pitombeiras: 1% net smelter royalty in Brazil, covering the Pitombeiras vanadium, titanium and iron ore project. Trial mining is expected to commence in late 2022; and

•	Bulong: 1% net smelter royalty in Western Australia, covering the Bulong gold project. Mining is expected to commence in Q4 2022.

Development Assets

Based on operator guidance, Vox anticipates the following catalysts for its development and exploration stage royalties during 2022:

•	Bowdens:

○	Underground scoping study to be completed in Q2 2022, as discussed on January 18, 2022;

○	Underground resource estimate and expansion study anticipated in Q2 2022;

•	South Railroad: Feasibility study released in Q1 2022, as discussed on February 23, 2022;

•	Pitombeiras: Feasibility study anticipated in the first half of 2022;

•	Lynn Lake: Construction decision anticipated in the second half of 2022;

•	Sulphur Springs: Construction decision anticipated in the second half of 2022;

•	Ashburton: Scoping Study commencing in Q2 2022, as discussed on March 11, 2022; and

•	Bullabulling: Feasibility study anticipated in the second half of 2022.

Continued organic news flow is expected throughout the remainder of 2022, due in large part to Vox’s operating partners and their approximately 200,000m (targeted) partner-funded drilling on royalty-linked projects.

Additional Opportunities

Although the Company is primarily focused on building its portfolio of royalty and streams, Vox management believes that there may be opportunities to maximize the value of its assets through the sale, assignment or transfer of certain royalties or streams, or the right to acquire certain royalties or streams, to third parties. Vox is committed to maximizing growth and shareholder value and will consider creative opportunities to achieve this commitment as the royalty and streaming sector evolves.

Asset Portfolio

As of the date of this MD&A, Vox owns 56 royalties and streaming assets, including one royalty option. Vox ended the fourth quarter with five producing royalty assets and expects to increase its producing royalty asset count within its existing portfolio to ten by the end of 2023. In addition, the Company owns a number of royalties and streams on development and exploration stage projects. Vox’s interests span eight jurisdictions, including 34 royalty assets in Australia and nine in North America.

Vox Royalty Corp.

Management Discussion & Analysis

For the year ended December 31, 2021

The following table summarizes each of Vox’s royalty and streaming assets:

Asset	Royalty Interest	Commodity	Jurisdiction	Stage	Operator
Higginsville (Dry Creek)	A$0.65/gram gold ore milled(1) (effective 0.85% NSR)	Gold	Australia	Producing	Karora Resources Inc.
Segilola	1.5% NSR (subject to $3.5M cap)	Gold	Nigeria	Producing	Thor Explorations Ltd.
Janet Ivy	A$0.50/t royalty	Gold	Australia	Producing	Zijin Mining Group Co., Ltd. (Norton Gold Fields Pty Ltd.)
Koolyanobbing (part of Deception & Altair pits)	2.0% FOB Revenue	Iron Ore	Australia	Producing	Mineral Resources Limited
Brauna	0.5% GRR	Diamonds	Brazil	Producing	Lipari Mineração Ltda.
Mt Ida	1.5% NSR (>10Koz Au production)	Gold	Australia	Construction	Aurenne Group Pty Ltd.
Bulong	1.0% NSR	Gold	Australia	Pre-Construction	Black Cat Syndicate Limited
Ashburton	1.75% GRR (>250K oz)	Gold	Australia	Exploration	Kalamazoo Resources Limited
Otto Bore	2.5% NSR (on cumulative 42,000 – 100,000 oz production)	Gold	Australia	Development	Northern Star Resources Ltd.
South Railroad	0.633% NSR + advance royalty payments	Gold	USA	Development	Gold Standard Ventures Corp.
Bullabulling	A$10/oz gold royalty	Gold	Australia	Development	Zijin Mining Group Co., Ltd. (Norton Gold Fields Pty Ltd.)
Lynn Lake (MacLellan)(2)	2.0% GPR (post initial capital recovery)	Gold	Canada	Development	Alamos Gold Inc.
Limpopo (Dwaalkop)(3)	1% GRR	Platinum, palladium, rhodium, gold, copper and nickel	South Africa	Development	Sibanye Stillwater Ltd.
Limpopo (Messina)(3)	0.704% GRR	Platinum, palladium, rhodium, gold, copper and nickel		Development	Sibanye Stillwater Ltd.
El Molino(3)	0.5% NSR	Gold, silver and copper	Peru	Exploration	China Minmetals and Jianxi Copper
Kelly Well	10% FC (converts to 1% NSR)	Gold	Australia	Exploration	Dacian Gold Limited
New Bore	10% FC (converts to 1% NSR)	Gold	Australia	Exploration	Dacian Gold Limited
Millrose	1.0% GRR	Gold	Australia	Exploration	Strickland Resources Limited
Kookynie (Melita)	A$1/t ore PR (>650Kt ore mined and treated)	Gold	Australia	Exploration (Feasibility due 2021)	Genesis Minerals Ltd.
Kookynie (Consolidated Gold)	A$1/t ore PR (with gold grade escalator(4))	Gold	Australia	Exploration	Metalicity Limited
Green Dam	2.0% NSR	Gold	Australia	Exploration	St. Barbara Limited
Holleton	1.0% NSR	Gold	Australia	Exploration	Ramelius Resources Limited
Yamarna	A$7.50/oz discovery payment	Gold	Australia	Exploration	Gold Road Resources Ltd.
West Kundana	Sliding scale 1.5% to 2.5% NSR	Gold	Australia	Exploration	Evolution Mining Ltd

Vox Royalty Corp.

Management Discussion & Analysis

For the year ended December 31, 2021

Asset	Royalty Interest	Commodity	Jurisdiction	Stage	Operator
British King	1.5% NSR on the first 10,000 oz and 5.25% stream thereafter	Gold	Australia	Development	Central Iron Ore Ltd
Merlin	0.75% GRR (>250K oz)	Gold	Australia	Exploration	Northern Star Resources Limited
West Malartic (Chibex South)	0.66% NSR	Gold	Canada	Exploration	Agnico Eagle Mines Limited
Bulgera	1% NSR	Gold	Australia	Exploration	Norwest Minerals Limited
Comet Gold	1% NSR	Gold	Australia	Exploration	Accelerate Resources Ltd.
Mount Monger	1% NSR	Gold	Australia	Exploration	Mt Monger Resources Ltd.
Brightstar Alpha	2% PR	Gold	Australia	Exploration	Brightstar Resources Limited
Forest Reefs	1.5% NSR	Gold and copper	Australia	Exploration	Newcrest Mining Limited
Bowdens	0.85% GRR	Silver-lead-zinc	Australia	Development	Silver Mines Limited
Pedra Branca	1.0% NSR	Nickel, copper, cobalt, PGM’s, Chrome	Brazil	Exploration (PEA 2018)	ValOre Metals Corp.
Montana Assets (Option)	1.5% NSR	Gold, copper	USA	Exploration	Privately held
Mexico Assets	1.0% NSR	Silver, lead, zinc	Mexico	Exploration	Privately held
Pitombeiras	1.0% NSR	Vanadium, Titanium, Iron Ore	Brazil	Development	Jangada Mines plc
Yellow Giant	Stream on 100% of silver produced on first 6,667 oz monthly, then 50% of monthly silver produced in excess	Silver	Canada	Development (Care & Maintenance)	MCC Canadian Gold Ventures Inc.
Barabolar Surrounds	1.0% GRR	Silver-lead-zinc	Australia	Exploration	Silver Mines Limited
Mt. Moss	1.5% NSR	Base metals and silver	Australia	Development (Care & Maintenance)	Axis Minerals Pty Ltd
Alce	3.0% GRR	Gold, copper	Peru	Exploration	Compania Minera Santa Raquel SAC
Volga	2.0% GRR	Copper	Australia	Exploration (Toll- treatment Potential)	Novel Mining
Uley	1.5% GRR	Graphite	Australia	Development (Feasibility)	Quantum Graphite Limited
Sulphur Springs	A$2/t ore PR (A$3.7M royalty cap)	Copper, zinc, lead, silver	Australia	Development (Feasibility)	Develop Global Limited
Kangaroo Caves	A$2/t ore PR (40% interest)	Copper, zinc, lead, silver	Australia	Development (Feasibility)	Develop Global Limited
Thaduna	1.0% NSR	Copper	Australia	Exploration	Sandfire Resources Limited
Glen	0.2% FOB RR	Iron ore	Australia	Exploration	Sinosteel Midwest Corporation
Anthiby Well	0.25% GRR	Iron ore	Australia	Exploration	Hancock Prospecting
Brits(5)	1.75% GSR (or ~C$1.03/tonne annual cap)	Vanadium	South Africa	Development	Bushveld Minerals Limited
Montanore	$0.20/ton	Silver, copper	USA	Development	Hecla Mining Company
Kenbridge	1% NSR (buyback for C$1.5M)	Nickel, copper, cobalt	Canada	Exploration	Tartisan Nickel Corp.

Vox Royalty Corp.

Management Discussion & Analysis

For the year ended December 31, 2021

Asset	Royalty Interest	Commodity	Jurisdiction	Stage	Operator
Lynn Lake (Nickel)	2% GPR (post initial capital recovery)	Nickel, copper, cobalt	Canada	Exploration	Corazon Mining Ltd.
Phoebe	3% GRR	Gold, silver, copper	Peru	Exploration	Titan Minerals Ltd.
Cart	3% GRR	Gold, silver, copper	Peru	Exploration	Titan Minerals Ltd.
Jaw	3% GRR	Gold, silver, copper	Peru	Exploration	Titan Minerals Ltd.
Colossus	3% GRR	Gold, silver, copper	Peru	Exploration	Titan Minerals Ltd.

Notes:

(1)	Royalty rate per gram of gold = A$0.12 x (price of gold per gram at Perth Mint / A$14) = A$0.65/gram gold ore milled, as at 30 June 2021.

(2)	Covers only a portion of the MacLellan deposit and not all reserves disclosed by Alamos Gold Inc.

(3)	Subject to completion of the acquisition as of the date of this MD&A.

(4)	Royalty = A$1 / Tonne (for each Ore Reserve with a gold grade <= 5g/t Au), for grades > 5g/t Au royalty = ((Ore grade per Tonne – 5) x 0.5)+1)

(5)	Covers the Uitvalgrond Portion 3 of the Brits project and not all reserves disclosed by Bushveld Minerals Limited.

Summary of Annual Results

The following selected historical financial data was prepared under IFRS:

	December 31,	December 31,	December 31,
	2021	2020	2019
	$	$	$
Statement of loss and comprehensive loss
Revenues	3,651,717	126,227	-
Gross profit	2,679,125	105,391	-
Operating expenses	5,990,417	7,495,984	1,190,075
Net loss	(4,132,019)	(10,231,403)	(1,241,287)
Net loss per share	(0.11)	(0.35)	(0.05)
Cash dividends declared	-	-	-

Statement of Financial Position
Total assets	27,305,421	15,186,635	4,847,549
Total non-current liabilities	4,666,998	1,042,642	259,381

Statement of Cash Flows
Net cash flows from (used in) operating activities	768,346	(1,844,454)	(38,536)
Net cash flows used in investing activities	(9,353,630)	(3,715,642)	(864,925)
Net cash flows from financing activities	10,643,058	8,839,767	624,123

Summary of Quarterly Results

The following table presents a summary of the Company’s quarterly results of operations for each of its last eight quarters.

	Q4 2021	Q3 2021	Q2 2021	Q1 2021	Q4 2020	Q3 2020	Q2 2020	Q1 2020
	$	$	$	$	$	$	$	$
Statement of income (loss) and comprehensive income (loss)
Revenues	574,214	1,223,493	1,314,030	539,980	115,975	10,252	-	-
Gross profit	199,656	946,711	1,053,487	479,271	99,905	5,486	-	-
Operating expenses	1,772,277	1,451,402	1,368,146	1,398,592	1,955,179	2,699,519	2,623,941	217,345
Net income (loss)	(4,320,912)	(1,251,384)	2,057,694	(617,417)	(2,751,464)	(2,284,933)	(4,155,243)	(1,039,763)
Net income (loss) per share	(0.11)	(0.03)	0.05	(0.02)	(0.09)	(0.07)	(0.15)	(0.04)

Statement of Financial Position
Total assets	27,305,421	28,109,626	30,161,290	29,024,889	15,186,635	17,208,862	18,061,579	4,241,032
Total non-current liabilities	4,666,998	2,686,334	1,862,249	1,976,007	1,042,642	629,705	1,074,413	260,105

Statement of Cash Flows
Net cash flows from (used in) operating activities	417,973	1,346,103	(427,511)	(568,219)	(453,254)	(763,440)	(347,114)	(292,160)
Net cash flows used in investing activities	(1,729)	(1,021,553)	(4,651,327)	(3,679,021)	(548,540)	(1,139,770)	(2,393,823)	378,005
Net cash flows from (used in) financing activities	(13,640)	(1,040,785)	(152,628)	11,850,111	143,369	42,864	8,839,752	100,520

Vox Royalty Corp.

Management Discussion & Analysis

For the year ended December 31, 2021

Fourth Quarter Results

Operating results herein are discussed primarily with respect to the comparable quarter in the prior year. The “quarter” or “Q4 2021” refers to the three-month period ended December 30, 2021 and the “comparable quarter” or “Q4 2020” refers to the three-month period ended December 31, 2020.

Revenues

Royalty revenues for the Q4 2021 quarter were $574,214 compared to $115,975 in the comparable quarter. Q4 2021 revenue benefitted from royalty revenues from five producing royalties, being Segilola, Janet Ivy, Higginsville (Dry Creek), Koolyanobbing and Brauna. The comparable quarter recognized revenue from just Brauna and Higginsville (Dry Creek).

Operating Expenses

Operating expenses for the quarter were $1,772,277, down from $1,955,179 in the comparable quarter. The decrease in expenditures was primarily related to the following:

•	Increase in general and administration costs of $664,737. The increase is primarily related to additional expenditures for the Company’s insurance coverage, conference attendances and other investor relations related activities, salaries, professional fees, transfer agent fees (including the appointment of its US co-transfer agent, Continental Stock Transfer & Trust, to obtain DTC eligibility) and filing fees;

•	Decrease in share-based compensation of $347,639. The decrease is related to a one-time grant of RSUs to certain employees of the Company which fully vested in 2020; and

•	The comparable quarter had an impairment of royalty, stream and other interests of $500,000 vs. $Nil in Q4 2021.

Other Income (Expenses)

Other expenses for the quarter was $566,332, down from $896,190 in the comparable quarter. The decrease in expenses was primarily related to the following:

•	Fair value change expense of embedded derivatives of $444,867 during the quarter vs. $34,371 in Q4 2020. The expense during the quarter was a result of the increase in the Company’s share price as at December 31, 2021 compared to December 31, 2020, which resulted in an increased valuation of the warrants and performance share units outstanding;

•	Foreign exchange gain of $7,972 in Q4 2021 vs. $184,909 in the comparable quarter; and

•	Unrealized loss on investments of $132,024 for the quarter vs. $1,047,289 in Q4 2020. In Q4 2020, the Company wrote-off its BK Gold Mines Pty Ltd investment.

Income tax expense

During the quarter, the Company recorded a current income tax expense of $439,023 and a deferred tax expense of $1,742,936 vs. $nil in the comparable quarter.

Net Loss

The net loss and comprehensive loss for the quarter was $4,320,912 vs. $2,751,464 in the comparable quarter. On a per share basis, the net loss was $0.11 for Q4 2021 vs. $0.09 in the comparable quarter. The net loss for each of the periods is from the results of operations discussed above.

2021 Results

Operating results herein are discussed primarily with respect to the comparable period in the prior year. “YTD” or “12M2021” refers to the year ended December 31, 2021 and the “comparable period” or “12M2020” refers to the year ended December 31, 2020.

Revenues

Royalty revenues for the YTD were $3,651,717 compared to $126,227 in the comparable period. Revenues reported for the period benefitted from: inaugural revenues recognized from the Koolyanobbing royalty commencing January 1, 2021 along with increased royalty-linked production by MRL at Koolyanobbing during Q2 2021 and record royalty-linked iron ore production volumes by MRL in Q3 2021; increased production by Karora from the Hidden Secret deposit at Higginsville covered by the Dry Creek gold royalty, including record royalty-linked gold production in Q3 2021; inaugural royalty revenues earned from the Janet Ivy gold royalty commencing April 1, 2021; inaugural royalty revenues earned from the Segilola gold royalty commencing December 1, 2021; and consistent royalty revenues from the Brauna diamond royalty.

Vox Royalty Corp.

Management Discussion & Analysis

For the year ended December 31, 2021

Operating Expenses

Operating expenses for the 12M2021 were $5,990,417, down from $7,495,984 in the 12M2020. The decrease in expenditures was primarily related to the following:

•	Increase in general and administration costs of $722,161. The increase is primarily related to the additional costs associated with the Company being publicly listed during the 12M2021 vs. a private company until May 19, 2020, including expenditures for additional insurance coverage, conference attendances and other investor relations related activities, transfer agent fees and filing fees;
•	Increase in salaries and benefits of $975,170. The increase is primarily a result of the Company having an employee head count of two and being a private company for a significant portion of the comparable period vs. an employee head count of six and being a public company for all of the YTD;
•	Increase in professional fees of $448,824. The increase in primarily related to the additional costs associated with the Company being publicly listed during the YTD vs. a private company until May 19, 2020, including expenditures for additional general corporate matters, a warrantholder meeting held in February 2021, a shareholder meeting held in June 2021, fees connected to the legal redomicile of the Company from the Cayman Islands to Ontario, Canada in July 2021, advisory fees paid and an increase in audit and tax fees compared to the comparable year;
•	Increase in depreciation expense of $68,828 for the 12M2021 as a result of acquiring the MRO database in May 2020;
•	Decrease in share-based compensation of $2,753,505 during the YTD. The decrease is related to a one-time grant of RSUs to certain employees of the Company which fully vested in 2020; and
•	The comparable period had an impairment of royalty, stream and other interests of $967,045 vs. $Nil in 12M2021.

Other Income (Expenses)

Other income for the YTD was $1,361,232 vs. expenses of $2,840,810 in the comparable period. The increase in income was primarily related to the following:

•	The comparable period included an unrealized loss on investments of $426,143, a realized loss on investments of $1,037,982, reverse take-over acquisition costs of $1,771,672, a fair value change expense on embedded derivatives of $88,561 and a foreign exchange gain of $526,687; and
•	In the YTD, the Company realized a gain on sale of two royalty assets of $2,030,700, an unrealized loss on investments of $149,001, fair value change expense on embedded derivatives of $517,971, transaction costs related to the warrant portion of the Company’s March 2021 equity financing of $111,715 and a foreign exchange gain of $96.642.

Income tax expense

During the YTD, the Company recorded a current income tax expense of $439,023 and a deferred tax expense of $1,742,936 vs. $nil in the comparable period.

Net Loss

The net loss and comprehensive loss for the YTD was $4,132,019 vs. $10,231,403 in the comparable period. On a per share basis, the net loss was $0.11 for the 12M2021 vs. $0.35 in the comparable period. The decrease in loss stems from the results of operations discussed above.

Liquidity and Capital Resources

The Company’s working capital and liquidity position as at December 31, 2021 comprised current assets of $8,137,955, including cash of $5,064,802. Against current liabilities of $1,928,748, this resulted in net working capital of $6,209,207. This compares to current assets of $3,562,249 and net working capital of $3,335,829 as at December 31, 2020.

Cash Flows From Operations

Cash flows from operations in Q4 2021 were $417,973 vs. used in operations of $453,254 in Q4 2020. The increase in cash flows from operations during the period is mainly a result of a decrease in receivables, an increase in prepaid expenses, an increase in accounts payable, an increase in current income tax liabilities and an increase in expenses from operating activities prior to non-cash working capital changes over the comparable period.

Cash flows from operations in the 12M2021 were $768,346 vs. used in operations of $1,844,454 in the comparable period. The increase in cash flows from operations during the period is mainly a result of a decrease in receivables, a decrease in prepaid expenses, an increase in accounts payable and an increase in income tax liabilities over the comparable period.

Vox Royalty Corp.

Management Discussion & Analysis

For the year ended December 31, 2021

Cash Flows Used in Investing Activities

Cash flows used in investing in Q4 2021 were $1,729 vs. $548,540 in the comparable period. In the comparable period, the Company acquired the Brits royalty.

Cash flows used in investing in 12M2021 were $9,353,630 vs. $3,715,642 in the comparable period. In both the current period and the 12M2020 period, spending was primarily related to the acquisition of royalties. The comparable period also earned proceeds from the sale of investments of $411,547.

Cash Flows from Financing Activities

Cash flows used in financing activities for Q4 2021 were $13,640 vs. $143,369 in Q4 2020. During both periods, spending was primarily related to the repurchase of Vox common shares through the Company’s NCIB program.

Cash flows from financing activities for the 12M2021 were $10,643,058 vs. $8,839,767 in the comparable period. Cash flows for the period were primarily comprised of:

•	Financing gross proceeds of $13,354,501 net of $984,132 of share issue costs vs. financing proceeds of $9,749,918 net of $272,915 of share issue costs in the comparable quarter;

•	Repurchases of common shares under the Company’s NCIB program of $1,776,115 in the current period vs. $144,540 in the comparable quarter; and

•	Net shareholder repayment of $594,980 in the comparable quarter.

With respect to the interim investment of excess working capital, the Company holds only cash, and it does not hold debt instruments issued by other corporations, nor does it hold any material equities or other temporary investments of any kind, other than its estimated 9.4% equity interest in Electric as at December 31, 2021.

We believe our current financial resources will be adequate to cover anticipated expenditures for general and administration and project evaluation costs and anticipated minimal capital expenditures for the foreseeable future. Our long-term capital requirements are primarily affected by our ongoing activities related to the acquisition or creation of royalties and streams. The Company currently, and generally at any time, has acquisition opportunities in various stages of active review. In the event of the acquisition of one or more significant royalties or streams, we may seek additional debt or equity financing as necessary.

Off-Balance Sheet Arrangements

The Company does not utilize off-balance sheet arrangements.

Commitments and Contingencies

As at December 31, 2021, the Company did not have any right-of-use assets or lease liabilities.

The Company is committed to minimum annual lease payments for its premises, which renews on a quarterly basis, and certain consulting agreements, as follows:

2022
$
Leases	12,980
Consulting agreements	70,677

83,657

The Company is responsible for making certain milestone payments in connection with royalty acquisitions, which become payable on certain royalty revenue or cumulative production thresholds being achieved, as follows:

	$
Royalty
Janet Ivy	2,178,183	(1)
Brits	1,250,000	(1)
Bullabulling	726,061	(2)
Koolyanobbing	544,546
Uley	159,733	(1)

	4,858,523

(1)	The milestone payments may be settled in either cash or common shares of the Company, at the Company’s election.

(2)	The milestone payments may be settled in cash or ½ cash and ½ common shares of the Company, at the Company’s election.

Vox Royalty Corp.

Management Discussion & Analysis

For the year ended December 31, 2021

Related Party Transactions

Related parties include the Company’s Board of Directors and Management, as well as close family and enterprises that are controlled by these individuals and certain persons performing similar functions. Other than indicated below, the Company entered into no related party transaction during the years ended December 31, 2021 and 2020.

Key management personnel compensation

The remuneration of directors and other members of key management personnel during the years ended December 31, 2021 and 2020 were as follows:

	December 31,	December 31,
	2021	2020
Short-term employee benefits	1,743,334	1,083,525
Share-based compensation	955,146	3,573,251
	2,698,480	4,656,776

During the year ended December 31, 2019, the Company entered into a shareholder loan agreement. The loan beared interest at 6% per annum, secured against all the assets of the Company, including certain shares of Titan then held by the Company, and was repayable in full on or before March 30, 2020, or within 7 days of the shareholder providing the Company with written notice of demand.

On April 29, 2020, the Company signed an amendment to the shareholder loan agreement, whereby, the Company shall repay the amounts due to shareholder, together with all outstanding and unpaid interest accrued, immediately following the release of proceeds from the Company’s equity financing transaction conducted in May 2020 (immediately prior to its reverse-takeover transaction).

The changes to the due to shareholder balance are as follows:

	December 31,	December 31,
	2021	2020
	$	$
Balance, beginning of year	-	594,980
Interest payments	-	(30,784)
Interest included in accounts payable and accrued liabilities	-	18,336
Interest for the period	-	12,448
Proceeds received	-	100,520
Repayments	-	(695,500)

Balance, end of year	-	-

Changes in Accounting Policies

There were no changes in accounting policies during the year ended December 31, 2021.

Recent Accounting Pronouncements

Certain pronouncements were issued by the IASB or the IFRIC that are mandatory for accounting periods commencing on or after January 1, 2022. Many are not applicable or do not have a significant impact to the Company and have been excluded. The following have not yet been adopted and are being evaluated to determine their impact on the Company.

IAS 1 – Presentation of Financial Statements (“IAS 1”)

IAS 1 was amended in January 2020 to provide a more general approach to the classification of liabilities under IAS 1 based on the contractual arrangements in place at the reporting date. The amendments clarify that the classification of liabilities as current or noncurrent is based solely on a company’s right to defer settlement at the reporting date. The right needs to be unconditional and must have substance. The amendments also clarify that the transfer of a company’s own equity instruments is regarded as settlement of a liability, unless it results from the exercise of a conversion option meeting the definition of an equity instrument. The amendments are effective for annual periods beginning on January 1, 2023.

IAS 37 – Provisions, Contingent Liabilities, and Contingent Assets (“IAS 37”)

IAS 37 was amended. The amendments clarify that when assessing if a contract is onerous, the cost of fulfilling the contract includes all costs that relate directly to the contract – i.e. a full-cost approach. Such costs include both the incremental costs of the contract (i.e. costs a company would avoid if it did not have the contract) and an allocation of other direct costs incurred on activities required to fulfill the contract – e.g. contract management and supervision, or depreciation of equipment used in fulfilling the contract. The amendments are effective for annual periods beginning on January 1, 2022. This standard is not expected to have a material impact on the Company’s current or future reporting periods.

Vox Royalty Corp.

Management Discussion & Analysis

For the year ended December 31, 2021

Outstanding Share Data

The authorized share capital of the Company for the year ended December 31, 2020 and for the period January 1, 2021 to July 5, 2021 was C$50,000 divided into 500,000,000 shares with a par value of C$0.0001 each. On July 6, 2021, Vox changed its legal domicile from Cayman Islands to Ontario, Canada. As a result, the authorized share capital of the Company effective July 6, 2021, is an unlimited number of common shares without par value

As at December 31, 2021 and April 26, 2022, the issued and outstanding securities were as follows:

	April 26,	December 31,
	2022	2021
	#	#
Common shares issued and outstanding	39,570,405	39,379,199
Warrants	5,220,880	5,349,312
Stock options	1,603,984	799,826
Restricted share units	760,770	581,696
Performance share units	791,408	787,584

Fully diluted common shares	47,947,447	46,897,617

Critical Accounting Judgements and Estimates

The preparation of the consolidated financial statements in conformity with IFRS requires the Company’s management to make judgments, estimates and assumptions that affect the amounts reported in the consolidated financial statements. Estimates and assumptions are based on management’s best knowledge of the relevant facts and circumstances. However, actual results may differ from those estimates included in the consolidated financial statements.

The Company’s significant accounting policies and estimates are disclosed in Notes 2 and 3 of the consolidated financial statements.

Financial Instruments

The Company’s risk exposures and the impact on the financial instruments are summarized below. There have been no material changes to the risks, objectives, policies and procedures during the years ended December 31, 2021 and 2020.

Credit risk

Credit risk is the risk of potential loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations. The Company’s credit risk is primarily attributable to its liquid financial assets including cash and cash equivalents and accounts receivable in the ordinary course of business. In order to mitigate its exposure to credit risk, the Company maintains its cash in high quality financial institutions and closely monitors its accounts receivable balances. The Company’s accounts receivable are subject to the credit risk of the counterparties who own and operate the mines underlying Vox’s royalty and streaming portfolio.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. The Company’s approach to managing liquidity is to ensure it will have sufficient liquidity to meet liabilities when due. In managing liquidity risk, the Company takes into account anticipated cash flows from operations and holding of cash and cash equivalents. As at December 31, 2021, the Company had cash and cash equivalents of $5,064,802 (December 31, 2020 - $3,153,958) and working capital of $6,209,207 (December 31, 2020 - $3,335,829).

Currency risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company is subject to foreign exchange risk related to cash in Canadian dollars, with a value of C$2,488,427 ($1,962,791), investments held in Canadian dollars, with an estimated fair value of C$2,726,403 ($2,150,499), and derivative liabilities held in Canadian dollars, with an estimated fair value of C$4,218,823 ($3,327,672) as at December 31, 2021. The Company is therefore subject to gains and losses due to fluctuations in the related currency relative to the US dollar. As at December 31, 2021, a 10% change in the Canadian dollar, would have an impact of $196,000, $215,000 and $333,000, on cash, investments and derivative liabilities, respectively, and on the consolidated statement of loss and comprehensive loss.

Vox Royalty Corp.

Management Discussion & Analysis

For the year ended December 31, 2021

Interest rate risk

The Company has cash balances with rates that fluctuate with the prevailing market rate. The Company’s current policy is to invest excess cash in cash accounts or short-term interest-bearing securities issued by chartered banks. The Company periodically monitors the investments it makes and is satisfied with the credit ratings of its banks. The Company does not use any derivative instrument to reduce its exposure to interest rate risk.

Commodity and share price risk

The Company’s royalty streams are subject to fluctuations from changes in market prices of the underlying commodities. The market prices of precious and base metals are the primary drivers of the Company’s profitability and ability to generate free cash flow. All of the Company’s future revenue is not hedged in order to provide shareholders with full exposure to changes in the market prices of these commodities.

The Company’s financial results may be significantly affected by a decline in the price of precious and/or base metals. The price of precious and base metals can fluctuate widely, and is affected by numerous factors beyond the Company’s control.

Fair value of financial instruments

The carrying amounts for cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, and income tax liabilities on the consolidated statements of financial position approximate fair value because of the limited term of these instruments.

The fair value of derivative liabilities were estimated based on the assumptions disclosed in Notes 9 and 13 of the consolidated financial statements.

The Company classifies fair value measurements using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

•	Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2 – Inputs other than quoted prices include din Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices): and

•	Level 3 – Inputs for the asset or liability that are not based on observable market data (unobservable inputs).

As at December 31, 2021 and 2020, the Company does not have any financial instruments measured at fair value after initial recognition, except for investments, which are calculated using Level 1 inputs, and derivative liabilities, which are calculated using Level 3 inputs.

The following table provides information about financial assets and liabilities measured at fair value in the consolidated statements of financial position and categorized by level according to the significance of the inputs used in making the measurements.

As at December 31, 2021
	Level 1	Level 2	Level 3	Total
	$	$	$	$
Investments	2,150,499	-	-	2,150,499
Derivative liabilities	-	-	(3,327,672)	(3,327,672)
	2,150,499	-	(3,327,672)	(1,177,173)

As at December 31, 2020
	Level 1	Level 2	Level 3	Total
	$	$	$	$
Derivative liabilities	-	-	(1,042,642)	(1,042,642)
	-	-	(1,042,642)	(1,042,642)

Vox Royalty Corp.

Management Discussion & Analysis

For the year ended December 31, 2021

Level 2 Hierarchy

During the years ended December 31, 2021 and 2020, there were no transfers between levels.

	December 31,	December 31,
	2021	2020
	$	$
Balance, beginning of year	-	1,035,097
Disposal at cost – shares	-	(10,730)
Realized loss on investments	-	(1,016)
Unrealized loss on investment	-	(1,023,351)

Balance, end of year	-	-

Level 3 Hierarchy

The following table presents the changes in fair value measurements of financial instruments classified as Level 3 as at December 31, 2021 and 2020. These financial instruments are measured at fair value utilizing non-observable market inputs. The gains and losses are recognized in the consolidated statements of loss and comprehensive loss.

	December 31,	December 31,
	2021	2020
	$	$
Balance, beginning of year	1,042,642	61,697
Issuance of Private Placement/Offering warrants	1,372,247	650,012
Change in valuation of Private Placement/Offering warrants	517,971	105,298
Share-based compensation expense on PSUs	394,812	287,332
Change in valuation related to convertible notes	-	(16,647)
Conversion of convertible notes	-	(45,050)

Balance, end of year	3,327,672	1,042,642

Capital management

The Company’s primary objective when managing capital is to maximize returns for its shareholders by growing its asset base through accretive acquisitions of royalties, streams and other interests, while optimizing its capital structure by balancing debt and equity. As at December 31, 2021, the capital structure of the Company consists of $20,709,675 (December 31, 2020 - $13,917,573) of total equity, comprising of share capital, additional paid-in capital, equity reserves, and deficit. The Company was not subject to any externally imposed capital requirements.

Internal Controls Over Financial Reporting

The Company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) have established processes to provide them with sufficient knowledge to support representations that they have exercised reasonable diligence that: (i) the consolidated financial statements do not contain any untrue statement of material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it is made, as of the date of and for the periods presented by the consolidated financial statements; and (ii) the consolidated financial statements fairly present in all material respects the financial condition, results of operations and cash flows of the Company, as of the date of and for the periods presented. In contrast to the certificate required for non-venture issuers under National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (“NI 52-109”), the corresponding certificate for venture issuers does not include representations relating to the establishment and maintenance of disclosure controls and procedures (“DC&P”) and internal control over financial reporting (“ICFR”), as defined in NI 52-109. In particular, the certifying officers of the Company do not make any representations relating to the establishment and maintenance of:

i.	controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii.	a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

The Company’s CEO and CFO are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in the corresponding certificate. Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation

Vox Royalty Corp.

Management Discussion & Analysis

For the year ended December 31, 2021

Risks and Uncertainties

Global Financial Conditions

Global financial conditions can be volatile. Financial markets historically at times experienced significant price and volume fluctuations that have particularly affected the market prices of equity securities of companies and that have often been unrelated to the operating performance, underlying asset values or prospects of such companies. In particular, the conflict between Russia and Ukraine and any restrictive actions that are or may be taken by Canada, the U.S., and other countries in response thereto, such as sanctions or export controls, could have potential negative implications to the financial markets. Accordingly, the market price of Vox’s common shares may decline even if the Company’s operating results, underlying asset values or prospects have not changed. Additionally, these factors, as well as other related factors, may cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses. There can be no assurance that continuing fluctuations in price and volume will not occur. If such increased levels of volatility and market turmoil continue, the Company’s operations could be adversely impacted, and the trading price of its common shares may be materially adversely affected.

Market events and conditions, including the disruptions in the international credit markets and other financial systems, along with falling currency prices expressed in United States dollars can result in commodity prices remaining volatile. These conditions can cause a loss of confidence in global credit markets resulting in the collapse of, and government intervention in, major banks, financial institutions and insurers and creating a climate of greater volatility, tighter regulations, less liquidity, widening credit spreads, less price transparency, increased credit losses and tighter credit conditions. Notwithstanding various actions by governments, concerns about the general condition of the capital markets, financial instruments, banks and investment banks, insurers and other financial institutions caused the broader credit markets to be volatile and interest rates to remain at historical lows. These events can be illustrative of the effect that events beyond the Company’s control may have on commodity prices, demand for metals, including gold, silver, copper, lead and zinc, availability of credit, investor confidence, and general financial market liquidity, all of which may adversely affect the Company’s business.

Access to additional sources of capital, including conducting public financings, can be negatively impacted by disruptions in the international credit markets and the financial systems of other countries, as well as concerns over global growth rates. These factors could impact the ability of Vox to obtain both debt and equity financing in the future and, if obtained, on terms favourable to Vox. Increased levels of volatility and market turmoil can adversely impact the operations of Vox and the value, and the price of common shares of the Company could be adversely affected.

Dependence on third-party operators

The Company is not and will not be directly involved in the exploration, development and production of minerals from, or the continued operation of, the mineral projects underlying the royalties or streams that are or may be held by the Company. The exploration, development and operation of such properties is determined and carried out by third-party owners and operators thereof and any revenue that may be derived from the Company’s asset portfolio will be based on production by such owners and operators. Third-party owners and operators will generally have the power to determine the manner in which the properties are exploited, including decisions regarding feasibility, exploration and development of such properties or decisions to commence, continue or reduce, or suspend or discontinue production from a property. The interests of third-party owners and operators and those of the Company may not always be aligned. As an example, it will usually be in the interest of the Company to advance development and production on properties as rapidly as possible, in order to maximize near-term cash flow, while third-party owners and operators may take a more cautious approach to development, as they are exposed to risk on the cost of exploration, development and operations. Likewise, it may be in the interest of owners and operators to invest in the development of, and emphasize production from, projects or areas of a project that are not subject to royalties, streams or similar interests that are or may be held by the Company. The inability of the Company to control or influence the exploration, development or operations for the properties in which the Company holds or may hold royalties or streams may have a material adverse effect on the Company’s business, results of operations and financial condition. In addition, the owners or operators may take action contrary to the Company‘s policies or objectives; be unable or unwilling to fulfill their obligations under their agreements with the Company; or experience financial, operational or other difficulties, including insolvency, which could limit the owner or operator’s ability to advance such properties or perform its obligations under arrangements with the Company.

The Company may not be entitled to any compensation if the properties in which it holds or may hold royalties or streams discontinue exploration, development or operations on a temporary or permanent basis.

The owners or operators of the projects in which the Company holds an interest may, from time to time, announce transactions, including the sale or transfer of the projects or of the operator itself, over which the Company has little or no control. If such transactions are completed, it may result in a new operator, which may or may not explore, develop or operate the project in a similar manner to the current operator, which may have a material adverse effect on the Company‘s business, results of operations and financial condition. The effect of any such transaction on the Company may be difficult or impossible to predict.

Royalties, streams and similar interests may not be honoured by operators of a project

Royalties and streams are typically contractually based. Parties to contracts do not always honour contractual terms and contracts themselves may be subject to interpretation or technical defects.

Vox Royalty Corp.

Management Discussion & Analysis

For the year ended December 31, 2021

Non-performance by the Company’s counterparties may occur if such counterparties find themselves unable to honor their contractual commitments due to financial distress or other reasons. In such circumstances, the Company may not be able to secure similar agreements on as competitive terms or at all. No assurance can be given that the Company’s financial results will not be adversely affected by the failure of a counterparty or counterparties to fulfil their contractual obligations in the future. Such failure could have a material adverse effect on the Company’s business, results of operations and financial condition.

To the extent grantors of royalties or streams that are or may be held by the Company do not abide by their contractual obligations, the Company may be forced to take legal action to enforce its contractual rights. Such litigation may be time consuming and costly and, as with all litigation, no guarantee of success can be made. Should any such decision be determined adversely to the Company, it may have a material adverse effect on the Company‘s business, results of operations and financial condition.

Limited or no access to data or the operations underlying its interests

The Company is not, and will not be, the owner or operator of any of the properties underlying its current or future royalties or streams and has no input in the exploration, development or operation of such properties. Consequently, the Company has limited or no access to related exploration, development or operational data or to the properties themselves. This could affect the Company’s ability to assess the value of a royalty or similar interest. This could also result in delays in cash flow from that anticipated by the Company, based on the stage of development of the properties underlying its royalties and similar interests. The Company’s entitlement to payments in relation to such interests may be calculated by the royalty payors in a manner different from the Company’s projections and the Company may not have rights of audit with respect to such interests. In addition, some royalties, streams or similar interests may be subject to confidentiality arrangements that govern the disclosure of information with regard to such interests and, as a result, the Company may not be in a position to publicly disclose related non-public information. The limited access to data and disclosure regarding the exploration, development and production of minerals from, or the continued operation of, the properties in which the Company has an interest may restrict the Company’s ability to assess value, which may have a material adverse effect on the Company’s business, results of operations and financial condition. The Company attempts to mitigate this risk by leveraging the proprietary database previously held by Mineral Royalties Online (“MRO”), which was acquired by Vox in 2020. MRO was a specialist royalty advisory firm with extensive experience in royalty due diligence, sale processes and principal investment. The MRO team have collectively been involved in over $1 billion of royalty transactions across hundreds of royalty agreements over the past 20 years and have historically held senior exploration and commercial roles at major mining companies and financial institutions. In addition, the Company also plans to cultivate close working relationships with carefully selected owners, operators and counterparties in order to encourage information sharing to supplement the historical data and expert analyses provided by the management team formerly with MRO.

Risks faced by owners and operators

To the extent that they relate to the exploration, development and production of minerals from, or the continued operation of, the properties in which the Company holds or may hold royalties, streams or similar interests, the Company will be subject to the risk factors applicable to the owners and operators of such mines or projects.

Mineral exploration, development and production generally involves a high degree of risk. Such operations are subject to all of the hazards and risks normally encountered in the exploration, development and production of metals, including weather related events, unusual and unexpected geology formations, seismic activity, environmental hazards and the discharge of toxic chemicals, explosions and other conditions involved in the drilling, blasting and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to property, injury or loss of life, environmental damage, work stoppages, delays in exploration, development and production, increased production costs and possible legal liability. Any of these hazards and risks and other acts of God could shut down such activities temporarily or permanently. Mineral exploration, development and production is subject to hazards such as equipment failure or failure of retaining dams around tailings disposal areas, which may result in environmental pollution and consequent liability for the owners or operators thereof. The exploration for, and development, mining and processing of, mineral deposits involves significant risks that even a combination of careful evaluation, experience and knowledge may not eliminate.

The Company currently has royalty interests in various exploration-stage projects. While the discovery of mineral deposits may result in substantial rewards, few properties that are explored are ultimately developed into producing mines. Major expenditures may be required to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that exploration or development programs planned by the owners or operators of the properties underlying royalties or streams that are or may be held by the Company will result in profitable commercial mining operations. Whether a mineral deposit will be commercially viable depends on a number of factors, including cash costs associated with extraction and processing; the particular attributes of the deposit, such as size, grade and proximity to infrastructure; mineral prices, which are highly cyclical; government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection; and political stability. The exact effect of these factors cannot be accurately predicted but the combination of these factors may result in one or more of the properties underlying the Company’s current or future interests not receiving an adequate return on invested capital. Accordingly, there can be no assurance the properties underlying the Company’s interests will be brought into a state of commercial production.

Vox Royalty Corp.

Management Discussion & Analysis

For the year ended December 31, 2021

Dependence on future payments from owners and operators

The Company will be dependent to a large extent on the financial viability and operational effectiveness of owners and operators of the properties underlying the royalties or streams that are or may be held by the Company. Payments from production generally flow through the operator and there is a risk of delay and additional expense in receiving such revenues. Payments may be delayed by restrictions imposed by lenders, delays in the sale or delivery of products, recovery by the operators of expenses, the establishment by the operators of mineral reserves for such expenses or the bankruptcy, insolvency or other adverse financial condition of the operator. The Company’s rights to payment under royalties and similar interests must, in most cases, be enforced by contract without the protection of a security interest over property that the Company could readily liquidate. This inhibits the Company’s ability to collect outstanding royalties in the event of a default. In the event of a bankruptcy, insolvency or other arrangement of an operator or owner, the Company will be treated like any other unsecured creditor, and therefore have a limited prospect for full recovery of royalty or similar revenue.

Security over underlying assets

There is no guarantee that the Company will be able to effectively enforce any guarantees, indemnities or other security interests it may have. Should a bankruptcy or other similar event occur that precludes a counterparty from performing its obligations under an agreement with the Company, the Company would have to enforce its security interest. In the event that the counterparty has insufficient assets to pay its liabilities, it is possible that other liabilities will be satisfied prior to the liabilities owed to the Company. In addition, bankruptcy or other similar proceedings are often a complex and lengthy process, the outcome of which may be uncertain and could result in a material adverse effect on the Company.

In addition, because the counterparty may be owned and operated by foreign affiliates, the Company’s security interests may be subject to enforcement and insolvency laws of foreign jurisdictions that vary significantly, and the Company’s security interests may not be enforceable as anticipated. Further, there can be no assurance that any judgments obtained in any local court will be enforceable in those jurisdictions. If the Company is unable to enforce its security interests, there may be a material adverse effect on the Company.

Unknown defects and impairments

A defect in any business arrangement may arise to defeat or impair the claim of the Company to such transaction, which may have a material adverse effect on the Company. It is possible that material changes could occur that may adversely affect management’s estimate of the recoverable amount for any agreement the Company enters into. Impairment estimates, based on applicable key assumptions and sensitivity analysis, will be based on management’s best knowledge of the amounts, events or actions at such time, and the actual future outcomes may differ from any estimates that are provided by the Company. Any impairment charges on the Company’s carrying value of business arrangements could have a material adverse effect on the Company.

Commodities price risk

The revenue derived by the Company from its asset portfolio will be significantly affected by changes in the market price of the minerals underlying each of its royalty and streaming assets. Mineral prices fluctuate on a daily basis and are affected by numerous factors beyond the control of the Company, including levels of supply and demand or industrial development levels. While the Company plans to mitigate this risk by diversifying the underlying commodities in its portfolio of royalties and streams, macro-level factors such as inflation and the level of interest rates, the strength of the U.S. dollar and geopolitical events in significant mining countries will impact mining and minerals industries overall. The conflict between Russia and Ukraine and any restrictive actions that are or may be taken by Canada, the U.S., and other countries in response thereto, such as sanctions or export controls, could have potential negative impacts on commodity prices. External economic factors are, in turn, influenced by changes in international investment patterns, monetary systems and political developments. Each of the minerals underlying the future portfolio of the Company is a commodity, and is by its nature subject to wide price fluctuations and future material price declines could result in a decrease in revenue or, in the case of severe declines that cause a suspension or termination of production by relevant operators, a complete cessation of revenue from royalties, streams or similar interests that the Company may hold. Any such price decline may have a material adverse effect on the Company’s business, results of operations and financial condition.

Acquisition strategy

As part of the Company’s business strategy, it will seek to purchase a diversity of royalties, streams or similar interests from third-party mining companies and others. In pursuit of such opportunities, the Company may fail to select appropriate acquisition targets or negotiate acceptable arrangements, including arrangements to finance acquisitions. The Company cannot ensure that it can complete any acquisition, transaction or business arrangement that it pursues, or is pursuing, on favourable terms or at all, or that any acquisition, transaction or business arrangement completed will ultimately benefit the Company. The Company will seek to mitigate this risk by utilizing the MRO database.

Risks related to mineral reserves and resources

The mineral reserves and resources on properties underlying the royalties, streams or similar interests that may or will be held by the Company are estimates only, and no assurance can be given that the estimated reserves and resources are accurate or that the indicated level of minerals will be produced. Such estimates are, in large part, based on interpretations of geological data obtained from drill holes and other sampling techniques. Actual mineralization or formations may be different from those predicted by the owners or operators of the properties. Further, it may take many years from the initial phase of drilling before production is possible and, during that time, the economic feasibility of exploiting a discovery may change. Market price fluctuations of commodities, as well as increased production and capital costs or reduced recovery rates, may render the proven and probable reserves on properties underlying the royalties, streams or similar interests that are or may be held by the Company unprofitable to develop at a particular site or sites for periods of time or may render reserves containing relatively lower grade mineralization uneconomic. Moreover, short-term operating factors relating to the reserves, such as the need for the orderly development of ore bodies or the processing of new or different ore grades, may cause reserves to be reduced or not extracted. Estimated reserves may have to be recalculated based on actual production experience. The economic viability of a mineral deposit may also be impacted by other attributes of a particular deposit, such as size, grade and proximity to infrastructure; by governmental regulations and policy relating to price, taxes, royalties, land tenure, land use permitting, the import and export of minerals and environmental protection; and by political and economic stability.

Vox Royalty Corp.

Management Discussion & Analysis

For the year ended December 31, 2021

Resource estimates in particular must be considered with caution. Resource estimates for properties that have not commenced production are based, in many instances, on limited and widely spaced drill holes or other limited information, which is not necessarily indicative of the conditions between and around drill holes. Such resource estimates may require revision as more drilling or other exploration information becomes available or as actual production experience is gained. Further, resources may not have demonstrated economic viability and may never be extracted by the operator of a property. It should not be assumed that any part or all of the mineral resources on properties underlying the royalties, streams or similar interests that are or may be held by the Company constitute or will be converted into reserves. Any of the foregoing factors may require operators to reduce their reserves and resources, which may have a material adverse effect on the Company’s business, results of operations and financial condition.

Costs may influence return to Company

Net profit royalties and similar interests allow the operator to account for the effect of prevailing cost pressures on the project before calculating a royalty. These cost pressures typically include costs of labour, equipment, electricity, environmental compliance, and numerous other capital, operating and production inputs. Such costs will fluctuate in ways the Company will not be able to predict, will be beyond the control of Company and can have a dramatic effect on the revenue payable on these royalties and similar interests. Any increase in the costs incurred by operators on applicable properties will likely result in a decline in the royalty revenue received by the Company. This, in turn, will affect overall revenue generated by the Company, which may have a material adverse effect on its business, results of operations and financial condition.

Compliance with laws

The Company’s, owners’ and operators’ operations will be subject to various laws, regulations and guidelines. The Company will endeavour to and cause its counterparties to comply with all relevant laws, regulations and guidelines. However, there is a risk that the Company’s and its counterparties’ interpretation of laws, regulations and guidelines, including applicable stock exchange rules and regulations, may differ from those of others, and the Company’s and its counterparties’ operations may not be in compliance with such laws, regulations and guidelines. In addition, achievement of the Company’s business objectives is contingent, in part, upon compliance with regulatory requirements enacted by governmental authorities and, where necessary, obtaining regulatory approvals. The impact of regulatory compliance regimes, any delays in obtaining, or failure to obtain regulatory approvals required by the Company or its counterparties may significantly delay or impact the development of the Company’s business and operations, and could have a material adverse effect on the business, results of operations and financial condition of the Company. Any potential non-compliance could cause the business, financial condition and results of the operations of the Company to be adversely affected. Further, any amendment to the applicable rules and regulations governing the activities of the Company and its counterparties may cause adverse effects to the Company’s operations.

The introduction of new tax laws, regulations or rules, or changes to, or differing interpretation of, or application of, existing tax laws, regulations or rules in any of the countries in which the Company may operate could result in an increase in the Company’s taxes payable, or other governmental charges, duties or impositions. No assurance can be given that new tax laws, regulations or rules will not be enacted or that existing tax laws, regulations or rules will not be changed, interpreted or applied in a manner which could result in the Company’s profits being subject to additional taxation or which could otherwise have a material adverse effect on the Company.

Due to the complexity and nature of the Company’s operations, various tax matters may be outstanding from time to time. If the Company is unable to resolve any of these matters favourably, there may be a material adverse effect on the Company.

Anti-bribery and anti-corruption laws

The Company is subject to certain anti-bribery and anti-corruption laws, including the Corruption of Foreign Public Officials Act (Canada) and the Foreign Corruption Practices Act (United States). Failure to comply with these laws could subject the Company to, among other things, reputational damage, civil or criminal penalties, other remedial measures and legal expenses, which may have a material adverse effect on the Company’s business, results of operations and financial condition. It may not be possible for the Company to ensure compliance with anti-bribery and anti-corruption laws in every jurisdiction in which its employees, agents or sub-contractors are located or may be located in the future.

Vox Royalty Corp.

Management Discussion & Analysis

For the year ended December 31, 2021

In recent years, there has been a general increase in both the frequency of enforcement and the severity of penalties under anti-bribery and anti-corruption laws, resulting in greater scrutiny and punishment of companies convicted of violating such laws. Furthermore, a company may be found liable for violations by not only its employees, but also by its contractors and third-party agents. If the Company is the subject of an enforcement action or is otherwise in violation of such laws, it may result in significant penalties, fines and/or sanctions imposed on the Company, which may have a material adverse effect on the Company’s business, results of operations and financial condition.

Rights of third-parties

Some royalty, stream and similar interests that are or may be held by the Company may be subject to buy-down right provisions, pursuant to which an operator may buy-back all or a portion of the stream or royalty; pre-emptive rights, pursuant to which parties have the right of first refusal or first offer with respect to a proposed sale or assignment of the stream or royalty; or claw back rights, pursuant to which the seller of a stream or royalty has the right to re-acquire the stream or royalty. The exercise of any such rights by the holders thereof may adversely affect the value of the applicable royalty, stream or similar interest of the Company.

Public health crises, including COVID-19 pandemic may significantly impact Vox

Vox’s business, operations and financial condition could be materially adversely affected by public health crises, including epidemics, pandemics and or other health crises, such as the outbreak of COVID-19. The current COVID-19 global health pandemic is significantly impacting the global economy and commodity and financial markets. The full extent and impact of the COVID-19 pandemic is unknown and to date has included extreme volatility in financial markets, a slowdown in economic activity, extreme volatility in commodity prices (including precious metals) and has raised the prospect of a global recession. The international response to COVID-19 has led to significant restrictions on travel, temporary business closures, quarantines, global stock market volatility and a general reduction in consumer activity, globally. Public health crises, such as the COVID-19 outbreak, can result in operating, supply chain and project development delays that can materially adversely affect the operations of third parties in which Vox has an interest. Mining operations in which Vox holds an interest could be suspended for precautionary purposes or as governments declare states of emergency or other actions are taken in an effort to combat the spread of COVID-19. If the operation or development of one or more of the properties in which Vox holds a royalty, stream or other interest and from which it receives or expects to receive significant revenue is suspended, it may have a material adverse impact on Vox’s profitability, results of operations, financial condition and the trading price of Vox’s securities. The risks to Vox’s business include without limitation, the risk of breach of material contracts and customer agreements, employee health, workforce productivity, increased insurance premiums, limitations on travel, the availability of industry experts and personnel, prolonged restrictive measures put in place in order to control an outbreak of contagious disease or other adverse public health developments globally and other factors that will depend on future developments beyond Vox’s control, which may have a material and adverse effect on Vox’s business, financial condition and results of operations. In addition, Vox may experience business interruptions as a result of suspended or reduced operations at the mines in which Vox has an interest, relating to the COVID-19 outbreak or such other events that are beyond the control of Vox, which could in turn have a material adverse impact on Vox’s business, operating results, financial condition and the market for its securities. As at the date of this MD&A, the duration of any business disruptions and related financial impact of the COVID-19 outbreak cannot be reasonably estimated. It is unknown whether and how Vox may be affected if such pandemic, such as the COVID-19 outbreak, persists for an extended period of time.

Liquidity concerns and future financing requirements

The Company has a limited source of operating revenue and may require additional financing in order to fund its business plan. The Company’s ability to arrange such financing in the future will depend, in part, on prevailing capital market conditions, as well as its business success. There can be no assurance that the Company will be successful in any efforts to arrange additional financing on terms satisfactory to it, or at all. If additional financing is raised by the issuance of Company shares or securities exchangeable for or convertible into Company shares, control of the Company may change, and investors may suffer additional dilution. If adequate funds are not available, or are not available on acceptable terms, the Company may not be able to operate its business at its maximum potential, to expand, to take advantage of other opportunities, or to otherwise remain in business.

In the event that the Company is unable to secure necessary financing in the future, it may be forced to liquidate some or all of its assets, including its investments in other publicly traded issuers. In such event, there is no certainty that such sales would yield sufficient proceeds and such sales could have a material adverse effect on the Company’s business, results of operations and financial condition.

Risks related to foreign jurisdictions and emerging markets

The majority of the properties on which Vox holds royalties or streams are located outside of Canada. The exploration, development and production of minerals from, or the continued operation of, these properties by their owners and operators are subject to the risks normally associated with conducting business in foreign countries. These risks include, depending on the country, nationalization and expropriation, social unrest and political instability, less developed legal and regulatory systems, uncertainties in perfecting mineral titles, trade barriers, exchange controls and material changes in taxation. These risks may, among other things, limit or disrupt the ownership, development or operation of properties, mines or projects in respect of which the royalties or streams that may be held by the Company, restrict the movement of funds, or result in the deprivation of contractual rights or the taking of property by nationalization or expropriation without fair compensation.

Vox Royalty Corp.

Management Discussion & Analysis

For the year ended December 31, 2021

The Company’s plan is to apply various methods, including utilizing the data it will have available from the MRO database, where practicable, to identify, assess and, where possible, mitigate these risks prior to entering into agreements to acquire royalties or streams. Such methods generally include conducting due diligence on the political, social, legal and regulatory systems and on the ownership, title and regulatory compliance of the properties subject to the royalties, streams or similar interests; engaging experienced local counsel and other advisors in the applicable jurisdiction; and negotiating where possible so that the applicable acquisition agreement contains appropriate protections, representations and/or warranties, in each case as the Company deems necessary or appropriate in the circumstances, all applied on a risk-adjusted basis. Notwithstanding all of the foregoing, there can be no assurance, however, that the Company will be able to identify or mitigate all risks relating to holding royalties, streams or similar interests in respect of properties, mines and projects located in foreign jurisdictions (including emerging markets), and the occurrence of any of the factors and uncertainties described above could have a material adverse effect on the Company’s business, results of operations and financial condition.

Foreign currency risks

While the Company reports its financial results in United States dollars, the Company’s investments are in other currencies and many of its royalty interests are denominated and payable in other currencies. Accordingly, the Company is exposed to foreign currency fluctuations. The Company does not currently enter into any derivative contracts to reduce this exposure.

Operating history

Vox has a limited business history. While members of Vox’s management team and the Company’s Board of Directors have significant expertise within the natural resource and finance sectors, Vox itself has a limited history of operations in the royalty and streaming industry, and there can be no assurance that the business will be successful or profitable or the Company will be able to successfully execute its proposed business model and growth strategy. If the Company is unable to execute its business model and growth strategy, it may have a material adverse effect on the Company’s business, results of operations and financial condition.

Competition

There is potential that the Company and its counterparties will face competition from other companies, some of which can be expected to have longer operating histories and greater financial resources. The Company may be at a competitive disadvantage in acquiring additional interests, whether by way of royalty, stream or other form of investment, against these competitors. There can be no assurance that the Company will be able to compete successfully against other companies in acquiring additional royalties, streams or similar interests. In addition, the Company may be unable to acquire royalties, streams or similar interests at acceptable valuations, which may have a material adverse effect on the Company’s business, results of operations and financial condition.

Key employee attraction and retention

The Company’s success is highly dependent on the retention of key personnel who possess specialized expertise and are well versed in the natural resource and finance sectors. The availability of persons with the necessary skills to execute the Company’s business strategy is very limited and competition for such persons is intense. As the Company’s business activity grows, additional key financial and administrative personnel, as well as additional staff, may be required. Although the Company believes it will be successful in attracting, training and retaining qualified personnel, there can be no assurance of such success. If the Company is not successful in attracting, training and retaining qualified personnel, the efficiency of its operations may be affected.

Conflicts of interest

The Company may be subject to various potential conflicts of interest because of the fact that some of its officers, directors and consultants may be engaged in a range of business activities, including certain officers, directors and consultants that provide services to other companies involved in natural resources investment, exploration, development and production. The Company’s executive officers, directors and consultants may devote time to their outside business interests, so long as such activities do not materially or adversely interfere with their duties to the Company. In some cases, the Company’s executive officers, directors and consultants may have fiduciary obligations associated with these business interests that interfere with their ability to devote time to the Company’s business and affairs and that could adversely affect the Company’s operations. These business interests could require significant time and attention of the Company’s executive officers, directors and consultants.

In addition, the Company may also become involved in other transactions which conflict with the interests of its directors, officers and consultants who may from time to time deal with persons, firms, institutions or corporations with which the Company may be dealing, or which may be seeking investments similar to those desired by it. The interests of these persons could conflict with those of the Company. In addition, from time to time, these persons may be competing with the Company for available investment opportunities. Conflicts of interest, if any, will be subject to the procedures and remedies provided under applicable laws. In particular, in the event that such a conflict of interest arises at a meeting of the Company’s directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. In accordance with applicable laws, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company.

Vox Royalty Corp.

Management Discussion & Analysis

For the year ended December 31, 2021

Litigation risks

The Company may become party to legal claims or disputes with royalty payors arising in the ordinary course of business. There can be no assurance that any such legal claims or disputes will not result in significant costs to the Company and difficulties enforcing its contractual rights. In addition, potential litigation may arise on a property underlying the royalties or streams that are or may be held by the Company. As a royalty or stream holder, the Company will not generally have any influence on the litigation and will not generally have any access to data. Any such litigation that inhibits the exploration, development and production of minerals from, or the continued operation of, a property underlying the royalties or streams that are or may be held by the Company could have a material adverse effect on the Company’s business, results of operations and financial condition.

Dividend policy

The declaration, timing, amount and payment of dividends are at the discretion of the Company Board and will depend upon the Company’s future earnings, cash flows, acquisition capital requirements and financial condition, and other relevant factors. There can be no assurance that the Company will declare a dividend on a quarterly, annual or other basis.

Forward-Looking Information

Certain statements contained in this MD&A may be deemed “forward looking information” or “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws. All statements in this MD&A, other than statements of historical fact, that address future events, developments or performance that Vox expects to occur including management’s expectations regarding Vox’s growth, results of operations, estimated future revenues, carrying value of assets, requirements for additional capital, mineral reserve and mineral resource estimates, production estimates, production costs and revenue estimates, future demand for and prices of commodities, business prospects and opportunities and outlook on commodities and currency markets are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “intends”, “estimates”, “projects”, “potential”, “scheduled” and similar expressions or variations (including negative variations), or that events or conditions “will”, “would”, “may”, “could” or “should” occur including, without limitation, the performance of the assets of Vox, the realization of the anticipated benefits deriving from Vox’s investments and transactions, the expected developments at the assets underlying Vox’s royalties and streams and Vox’s ability to seize future opportunities. Although Vox believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements involve known and unknown risks, uncertainties and other factors, most of which are beyond the control of Vox, and are not guarantees of future performance and actual results may accordingly differ materially from those in forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include, without limitation: fluctuations in the prices of the commodities that drive royalties, streams, offtakes and investments held by Vox; fluctuations in the value of the U.S. dollar relative to other currencies; regulatory changes by national and local governments, including permitting and licensing regimes and taxation policies; regulations and political or economic developments in any of the countries where properties in which Vox holds a royalty, stream or other interest are located or through which they are held; geopolitical events and other uncertainties, such as the conflict between Russia and Ukraine; risks related to the operators of the properties in which Vox holds a royalty, stream or other interests; the unfavorable outcome of litigation relating to any of the properties in which Vox holds a royalty, stream or other interests; business opportunities that become available to, or are pursued by Vox; continued availability of capital and financing and general economic, market or business conditions; litigation; title, permit or license disputes related to interests on any of the properties in which Vox holds a royalty, stream or other interest; development, permitting, infrastructure, operating or technical difficulties on any of the properties in which Vox holds a royalty, stream or other interest; rate and timing of production differences from resource estimates or production forecasts by operators of properties in which Vox holds a royalty, stream or other interest; risks and hazards associated with the business of exploring, development and mining on any of the properties in which Vox holds a royalty, stream or other interest, including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters or civil unrest or other uninsured risks, and the integration of acquired assets. The forward-looking statements contained in this MD&A are based upon assumptions management believes to be reasonable, including, without limitation: the ongoing operation of the properties in which Vox holds a royalty, stream or other interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; no adverse development in respect of any significant property in which Vox holds a royalty, stream or other interest; the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production; integration of acquired assets; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. Vox cautions that the foregoing list of risk and uncertainties is not exhaustive. Investors and others should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. Vox believes that the assumptions reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this MD&A should not be unduly relied upon. These statements speak only as of the date of this MD&A. Vox undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by applicable law.

Vox Royalty Corp.

Management Discussion & Analysis

For the year ended December 31, 2021

Third-Party Market and Technical Information

This MD&A includes market information, industry data and forecasts obtained from independent industry publications, market research and analyst reports, surveys and other publicly available sources. Although the Company believes these sources to be generally reliable, market and industry data is subject to interpretation and cannot be verified with complete certainty due to limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties inherent in any statistical survey. Accordingly, the accuracy and completeness of this data is not guaranteed. Actual outcomes may vary materially from those forecast in such reports, surveys or publications, and the prospect for material variation can be expected to increase as the length of the forecast period increases. The Company has not independently verified any of the data from third party sources referred to herein nor ascertained the underlying assumptions relied on by such sources.